Exhibit 12.1

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION

OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Nine Months Ended			Years ended December 31,
	September 30, 2005			2004		2004	2003	2002		2001	2000
	Pro Forma Consolidated		Historical Consolidated	Pro Forma Consolidated		Historical Consolidated
EARNINGS

Earnings from continuing operations before income taxes	3,238		$3,238	$1,057		$1,057	$220	$(2,287)		$(439)	$5,366
Interest expense and deferred financing cost [d]	3,667	[a]	4,245	4,813	[b]	5,583	6,786	8,748		10,522	10,843
Minority interest	181		181	218		218	270	258		522	588

Earnings	$7,086		$7,664	$6,088		$6,858	$7,276	$6,719		$10,605	$16,797

FIXED CHARGES

Interest expense and deferred financing cost [d]	3,667	[a]	4,245	4,813	[b]	5,583	6,786	8,748		10,522	10,843
Preferred stock dividend	720		—	960		—	—	—		—	—

Combined fixed charges and preferred stock dividends	$4,387		$4,245	$5,773		$5,583	$6,786	$8,748		$10,522	$10,843

CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.615		1.805	1.055		1.228	1.072	—	[c]	1.008	1.549

[a]	Interest expense has been reduced $578 to reflect the reduction in interest cost resulting from the anticipated repayment of $11,000 of indebtedness bearing interest at the rate of 7% per annum from the minimum net proceeds of the offering of the Series A preferred stock.

[b]	Interest expense has been reduced $770 to reflect the reduction in interest cost resulting from the anticipated repayment of $11,000 of indebtedness bearing interest at the rate of 7% per annum from the minimum net proceeds of the offering of the Series A preferred stock.

[c]	The earnings were inadequate to cover fixed charges by approximately $2.0 million for the year ended December 31, 2002.

[d]	For purposes of this statement, interest expense consists of interest on all indebtedness including amounts allocated to discontinued operations.